Alto Neuroscience, Inc.

369 South San Antonio Road

Los Altos, CA 94022

January 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill, Tim Buchmiller, Li Xiao, Mary Mast

Re: Alto Neuroscience, Inc.

Registration Statement on Form S-1, as amended (File No. 333-276495)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Alto Neuroscience, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on February 1, 2024, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at (212) 479-6474 or, in his absence, Christina Roupas of Cooley LLP at (312) 881-6670.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Alto Neuroscience, Inc. /s/ Amit Etkin
By:	Amit Etkin, M.D., Ph.D.
Title:	President and Chief Executive Officer

cc: Nicholas Smith, Alto Neuroscience, Inc.

Erin McQuade, Alto Neuroscience, Inc.

Divakar Gupta, Cooley LLP

Christina Roupas, Cooley LLP

Courtney Tygesson, Cooley LLP

Laurie Bauer, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Christopher Lueking, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP